Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Perpetual Subordinated Financial Bills

Itaú Unibanco Holding S.A. (“Company”) announces to the market that it has issued Subordinated Financial Bills (“Financial Bills”) in the total amount of R$ 3.05 billion, in private negotiations with professional investors. The Financial Bills are perpetual in nature and, subject to the prior approval of the Central Bank of Brazil, the Financial Bills may be repurchased by the Company starting on 2024.

The Company will request approval of the Central Bank of Brazil for the Financial Bills to be included as Additional Tier I Capital of the Company’s Regulatory Capital, with an estimated impact of 0.4 p.p. on its Tier I capitalization.

São Paulo (SP), January 18, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

Note: this announcement to the market should not be considered an offer to sell or a request to purchase the Financial Bills; also, the Financial Bills should not be sold in any jurisdiction where this offer, request or sale is illegal.

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